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                                                                    EXHIBIT (6)m

                               [AXYN LETTERHEAD]



                                  CONFIDENTIAL
                                                             Monday, 24 May 1999

The Board of Directors
AXYN Technologies Corporation
13020 Colt Drive
Clifton, Virginia, 22024
USA

Dear Sirs:

RE:     ACQUISITION OF AXYN TECHNOLOGIES CORPORATION ("TECH")

This letter follows our discussions and exchanges of information with respect to the proposed acquisition of AXYN Technologies Corporation. The purpose of this letter is to outline our proposal to acquire all of the shares of AXYN Technologies Corporation.

Since our initial discussions in December, 1998, we have confirmed our belief that the acquisition of TECH by AXYN Corporation ("AXYN") is in the best interest of both parties from a financial and business perspective. The acquisition of TECH by AXYN will result in a share exchange to the shareholders of TECH, would allow the existing administration and structure of TECH to remain intact and be a significant part of AXYN and would further enhance TECH's and AXYN's future profitability in the information technology sector.

No legally binding arrangements will be created between us except upon the entering into of a definitive Purchase Agreement satisfactory to our respective counsel and the satisfaction of all the terms contained in the attached Term Sheet.

Our Offer to Purchase is subject to the Term Sheet attached to this letter of intent, which includes the following:

        (1)     approval of the offer by the board of directors of AXYN;

        (2) AXYN being satisfied with financial, business and legal due diligence of TECH;

        (3) the execution of all definitive agreements giving affect to this letter, including a Share Purchase Agreement between AXYN and the shareholders of TECH, and employment and non-competition agreements with all key AXYN Technologies Corporation employees (the "Principals");



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        (4)     the obtaining of all required consents and approvals, including those of regulatory nature; and

AXYN has already incurred and will continue incur substantial costs in connection with this offer. Accordingly, in consideration of the offer, the Principals and AXYN Technologies Corporation shall agree by execution of this letter, that during the period commencing on the date hereof and ending on the close of business thirty (30) days thereafter, or such later date which the parties may determine in writing, TECH and the Principals will not, directly or indirectly, solicit interest from, negotiate or deal with any party other than AXYN for the sale, merger or other disposition of all or any part of the business, assets or shares of AXYN Technologies Corporation.

If you wish to accept this offer, please return one executed copy of this letter to AXYN Corporation, attention: Scott Feagan, President no later than 5:00 p.m. on May 25, 1999.

Yours truly,

AXYN CORPORATION



Per:    ________________________
        Scott Feagan
        President

We accept this Offer this ____ day of May, 1999

AXYN Technologies Corporation


Per: _______________________


THE PRINCIPALS


______________________________              ______________________________
Robert L. Bell                                     Scott Feagan

______________________________              ______________________________
Chris Zawitkowski                                  Janusz Rydel

______________________________
A.D. (Sandy) McQuarrie



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                                   TERM SHEET

                     PURCHASE BY AXYN CORPORATION (AXYN") OF
        ALL OF THE ISSUED AND OUTSTANDING SHARES IN THE SHARE CAPITAL OF
                     AXYN TECHNOLOGIES CORPORATION ("TECH")

PURCHASER             AXYN Corporation

VENDOR                Shareholders of AXYN Technologies Corporation

OBJECT Purchase all of the issued and outstanding shares of AXYN Technologies Corporation

CLOSING DATE          On or before June 30, 1999

OFFER SUMMARY Offer of 1,000,000 Common shares and 500,000 Convertible Preferred shares in AXYN Corporation for all of the shares of TECH payable as follows:

                      (i) 1,000,000 Common shares deliverable upon the closing date; and

                      (ii) 500,000 Convertible Preferred shares of AXYN Corporation with a conversion date of no sooner than December 31, 2003 and convertible into AXYN Corporation shares at the rate of each Convertible Preferred share into three (3) Common shares.
EMPLOYEE SHARE
PURCHASE PLAN All employees of TECH will be entitled to participate in AXYN's employee share purchase plan upon acceptance and ratification by the AXYN Corporation Board of Directors.

EMPLOYEE OPTION PLAN
                      All employees of TECH will be entitled to participate in AXYN's employee option plan upon acceptance and ratification by the AXYN Corporation Board of Directors.

SALE OF COMMON SHARES

                      Subject to any regulatory provisions, the Vendors may be subject to regulatory or other restrictions on the sale of the AXYN shares in conformance with applicable securities regulations. The stock purchased by Vendor shall have equitable registration rights upon AXYN Corporation stock becoming registered on the NASDAQ or such other registered stock exchange.

SALE OF PREFERRED SHARES
                      The certificates representing the Convertible Preferred shares of AXYN shall be held in escrow pending their release in accordance with the terms of an escrow agreement.



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CONDITION PRECEDENT
TO CLOSING
                The completion of the transaction is subject to the following:

                (i)     AXYN being satisfied with the due diligence;
                (ii)    Approval by the Board of Directors of AXYN and TECH
                (iii) Execution of a Purchase Agreement between the parties and other legal documents that may be required or customary for a transaction of such nature
                (iv) Obtaining of regulatory approvals or other required approvals or consents, if any;
                (v) Execution of employment contract and non-compete agreements with all key employees;
                (vi) To extent practicable and as long as there is no adverse financial or legal impact on AXYN, transaction to be structured tax effectively for the vendors;

REPRESENTATION AND
WARRANTIES BY VENDOR
                Standard representation and warranties for a transaction of such nature shall be a part of the Share Purchase Agreement.